EXHIBIT (a)(1)(ii)
SUMMARY OF OPTION EXCHANGE PROGRAM
     Below is a summary of some aspects of the option exchange program (the “Option Exchange Program”) that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.
•	You may only exchange outstanding options granted under the Global Plan, with an exercise price greater than $13.65.

•	The number of new options that you receive will be based on an exchange ratio pursuant to the Offer terms.

•	For surrendered options originally granted in 2007, replacement options will be unvested and become vested and exercisable in accordance with the following schedule: one-third (1/3) of the shares subject to each replacement option will vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 24 months following the first anniversary of the replacement grant date, so that all shares subject to the replacement option will be vested and exercisable on the third anniversary of the replacement grant date. For surrendered options originally granted in 2008, replacement options will be unvested and become vested and exercisable in accordance with the following schedule: one-fourth (1/4) of the shares subject to each replacement option will vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 36 months following the first anniversary of the replacement grant date, so that all shares subject to the replacement option will be vested and exercisable on the fourth anniversary of the replacement grant date. As described in the Offer Information Document, we are seeking a tax pre-ruling from the Israel Tax Authority with respect to the Option Exchange Program. The tax pre-ruling, if granted, is expected to provide that in order to receive the benefits of the Capital Gains Track with respect to the replacement options issued in exchange for surrendered options which were subject to the Capital Gains Track as of the replacement grant date, a new 24-month trust holding period shall be imposed, commencing as of the replacement grant date, which means that if you exercise your replacement option granted under the Capital Gains Track and sell the shares issued upon exercise of the replacement option after the date that is 24 months from the replacement grant date, your gains will generally be taxable as capital gains, and if you sell the shares prior to such date, the gains will be taxed as employment income.

•	Your new option will expire 10 years from the replacement grant date, subject to earlier expiration of the option upon termination of the employment of the optionee, unless otherwise prohibited under local law.

•	Your new options will be treated as non-qualified stock options for U.S. federal income tax purposes, except that to the extent your surrendered options were treated as incentive stock options then, to the maximum extent permitted by applicable law, your replacement options will be treated as incentive stock options for U.S. federal income tax purposes.
     The Option Exchange Program is being made under the terms and subject to the conditions of the Offer Information Document and the related Election Form. You should carefully read all of these documents before you decide whether to participate in the Option Exchange Program.
     We have attempted to anticipate many of the questions you may have regarding the terms of the Option Exchange Program and have included some frequently asked questions as part of the Offer Information Document. Participation is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer Information Document. If you choose not to participate, you will retain your current options under their current terms and conditions.
     To participate in the Option Exchange Program, you must access the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php and follow the instructions on the Offer website. The Offer website will also provide you with certain information about your eligible options, including the grant date, the exercise price, the number of underlying shares and the election alternatives available to you.
     If you are not able to submit your election electronically via the Offer website as a result of technical failures of the Offer website, such as the Offer website being unavailable or the Offer website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper election form and return it to the Company by hand delivery to Matthew Gloss, Vice President of Legal Affairs, Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085 or via facsimile to Matthew Gloss at (408) 970-3403. To obtain a paper election form, please contact Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@mellanox.com.
     You must complete the election process (whether electronically or in paper form) in the foregoing manner no later than 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009), unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Documents submitted by U.S. mail or other post and Federal Express (or similar delivery service) are not permitted.
     If you have any questions, please e-mail TenderOffer@mellanox.com.

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